Exhibit 21.1

List of Subsidiaries of the Registrant
Subsidiary	State of Incorporation or Formation

American Campus Communities Operating Partnership, LP	Maryland
American Campus Communities Services, Inc.	Delaware
GMH Communities, LP	Delaware
ACC OP (ASU SCRC) LLC	Delaware
ACC OP (ASU BHC) LLC	Delaware